UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-35388

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.
PROSPERITY BANK PLAZA
4295 SAN FELIPE
HOUSTON, TEXAS 77027

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Prosperity Bancshares, Inc. 401(k) Committee and Plan Participants of

Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

We have served as the Plan's auditor since 2011.

Houston, Texas

June 29, 2023

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$39,782,363	$37,702,148
Mutual funds	58,432,764	74,047,848
Collective investment trusts	150,268,172	186,470,574
Money market account	22,779,671	21,136,449
	271,262,970	319,357,019
Notes receivable from participants	4,802,004	4,269,484
Other receivable	—	370,956
Cash	463,382	1,390,478
TOTAL ASSETS	276,528,356	325,387,937

LIABILITIES
Other liabilities	12,966	804,532
TOTAL LIABILITIES	12,966	804,532
NET ASSETS AVAILABLE FOR BENEFITS	$276,515,390	$324,583,405

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

ADDITIONS / REDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Investment (loss):
Net depreciation in fair value of investments	$(46,569,514)
Interest and dividends	2,824,791
(43,744,723)
Interest income on notes receivable from participants	207,644

Contributions:
Participants’ rollovers	1,299,594
Participants’ elective deferrals	15,619,578
Employer’s matching	6,400,899
23,320,071
TOTAL REDUCTIONS	(20,217,008)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	27,545,213
Administrative expenses	305,794
TOTAL DEDUCTIONS	27,851,007

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(48,068,015)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	324,583,405
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$276,515,390

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s document for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), a wholly owned subsidiary of Prosperity Bancshares, Inc., who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective August 1, 2022, the Plan’s trustee, Fidelity Personal Trust Company, changed to Fidelity Management Trust Company (“Fidelity”) and the Plan’s recordkeeper, Alliance Benefit Group of Houston, Inc., changed to Fidelity Workplace Services, LLC. The Plan was amended and restated effective August 1, 2022, to adopt a non-standardized pre-approved plan sponsored by an affiliate of Fidelity. Any changes to plan provisions as a result of the amendment and restatement are described below.

All Plan assets were transferred to Fidelity on July 29, 2022 into similar funds offered by Fidelity. The conversion initiated a blackout period beginning July 22, 2022 continuing through August 12, 2022. During this period, participants could not direct or diversify investments in their account, obtain a loan, or obtain a distribution from the Plan.

B. Contributions

Each year a participant may contribute up to the maximum amount allowable under the Internal Revenue Code of 1986, as amended (the “Code”), of his or her eligible compensation, as defined by the Plan document, on a pre-tax basis. Effective August 1, 2022, a participant may contribute up to 75% of his or her eligible compensation. Participants also have the option of making Roth salary deferral contributions. If a participant is age fifty (50) or older, he or she may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the first day of each plan quarter or stop contributing at any time. Effective August 1, 2022, participants may change their contribution percentage as of the beginning of each payroll period. Participants are also permitted to deposit into the Plan, distributions from other plans and certain Individual Retirement Accounts (IRAs) as rollover contributions.

The Bank, at its discretion, may contribute to the Plan a matching contribution which is determined annually. In 2022, the Bank matched fifty percent (50%) of the participants’ contributions subject to certain limitations, excluding catch- up contributions, up to fifteen percent (15%) of their eligible compensation. The Bank may also make a discretionary profit sharing contribution. No profit sharing contributions were made during 2022.

C. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and profit sharing contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2022 and 2021, all investments of the Plan were participant-directed.

D. Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution and profit sharing contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after two (2) years of service and are one hundred percent (100%) vested after six (6) years of service. A participant becomes 100% vested when terminated from employment due to death or disability, or upon reaching the normal retirement age of 62.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

E. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1 - 5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have one outstanding loan at a time. Effective August 1, 2022, a participant may have two outstanding loans at a time.

F. Payment of Benefits

A participant may receive installment payments, partial withdrawals or a lump-sum amount, equal to the vested value of the participant’s account, due to a separation of service, death, disability, or retirement. The Plan does permit hardship distributions. Hardship distributions are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs. Effective August 1, 2022, in-service distributions for participants who are at least age 59 1/2 are permitted from fully vested sub-account balances. Distributions from a participant’s rollover account may be made at any time.

G. Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes, such as the payment of Plan administrative expenses or the reduction of employer matching contributions. During the year ended December 31, 2022, $20,360 in forfeitures was used to pay Plan administrative expenses and $768,291 was used to reduce employer contributions. As of December 31, 2022 and 2021, the forfeitures account had a balance of $991,016 and $1,125,526, respectively.

H. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable following any such termination.

I. Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

D. Payment of Benefits

Benefits are recorded when paid.

E. Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Valuations of the Plan assets are generally made every business day. Net depreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

F. Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distributions, and an annual administrative fee are charged directly to the related participant’s account and are included in administrative expenses. Other administrative, trust, and audit fees are paid by the Plan and are also included in administrative expenses. Investment related expenses are included in net depreciation in fair value of investments.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•
Level 1 - Quoted prices in active markets for identical assets or liabilities.
•
Level 2 - Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 or 2021.

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trusts: The Plan’s investments in the Wilmington Trust Collective Investment Trust funds are stated at fair value based upon quoted active market prices of the net asset value of shares held by the Plan, except for the Stable Value fund which invests in the Putnam Stable Value Fund and the Emerging Markets fund which invests in the Invesco Emerging Markets Equity Trust which are valued at net asset value based on the underlying unit value reported by the trustee based on the fair value of the underlying investment less liabilities. There are no redemption restrictions. The Plan has no unfunded commitments and no contractual obligations to further invest in the trusts.

Money Market Account: Money market account is valued at carrying value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.

The following tables set forth the Plan’s assets at fair value by level within the fair value hierarchy as of:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$39,782,363	$—	$—	$39,782,363
Mutual funds	58,432,764	—	—	58,432,764
Collective investment trusts	132,393,133	17,875,039	—	150,268,172
Money market account	22,779,671	—	—	22,779,671
TOTAL INVESTMENTS, at fair value	$253,387,931	$17,875,039	$—	$271,262,970

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$37,702,148	$—	$—	$37,702,148
Mutual funds	74,047,848	—	—	74,047,848
Collective investment trusts	168,819,006	17,651,568	—	186,470,574
Money market account	21,136,449	—	—	21,136,449
TOTAL INVESTMENTS, at fair value	$301,705,451	$17,651,568	$—	$319,357,019

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 4 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

The Plan’s investment in shares of Prosperity Bancshares, Inc. common stock represents 15% and 12% of total investments at fair value as of December 31, 2022 and 2021, respectively. As a result of this concentration, any significant fluctuation in the market value of the common stock could affect individual participant accounts and the net assets available for benefits of the Plan. The Plan also includes a non-interest bearing cash account with Fidelity. At times, such cash investments may be in excess of federally insured limits.

NOTE 5 - TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston, Inc. The prototype plan sponsor obtained a favorable opinion letter dated September 30, 2014. Effective August 1, 2022, the Plan adopted a non-standardized pre-approved defined contribution plan document established by FMR, LLC, an entity related to Fidelity, that obtained its latest opinion letter dated June 30, 2020. The Bank believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan,including the Bank. Fidelity Brokerage Services, LLC and Fidelity Investments Institutional Operations Company, LLC were each a party-in interest. The Plan invests in common stock of Prosperity Bancshares, Inc. and a money market account at the Bank, and certain investments in mutual funds and money market funds managed by Fidelity. These transactions, as well as notes receivable from participants qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions.

NOTE 7 - SUBSEQUENT EVENTS

On May 1, 2023, Prosperity Bancshares, Inc. announced the completion of the merger of First Bancshares of Texas, Inc. with and into Prosperity Bancshares and the subsequent merger of First Bancshares' wholly owned subsidiary, FirstCapital Bank of Texas, N.A. headquartered in Midland TX, with and into Prosperity Bank. Effective June 1, 2023, The FirstCapital Bank of Texas, N.A. 401(k) Plan merged into the Prosperity Bancshares Plan and transferred in plan assets of approximately $18,456,000.

Management has evaluated subsequent events through June 29, 2023, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

EIN: 74-2331986
Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Prosperity Bank Money Market Account	Money Market Account	**	$22,779,671
*	Prosperity Bancshares, Inc. Common Stock	Common Stock	**	39,782,363
*	Fidelity Government Money Market K6	Mutual Fund	**	199,759
	American Funds American Balanced R6	Mutual Fund	**	18,962,225
	American Funds Europacific Gr R6	Mutual Fund	**	6,427,566
	American Funds New Perspective R6	Mutual Fund	**	10,081,201
	Calvert Equity Fund Class R6	Mutual Fund	**	3,120,474
*	Fidelity Mid Cap Index Fd	Mutual Fund	**	8,524,966
*	Fidelity Small Cap Index Fd Instl Premium Cl	Mutual Fund	**	2,062,299
	Neuberger Berman Real Estate R6	Mutual Fund	**	2,982,217
	Vanguard 500 Index Admiral	Mutual Fund	**	1,528,947
	Vanguard Intermed.-Term Bond Index	Mutual Fund	**	3,648,502
	Vanguard Mid Cap Index Fd Admiral	Mutual Fund	**	484,548
	Vanguard Small Cap Index Fd Admiral	Mutual Fund	**	410,060
	Wilmington Trust:
	Flexpath Index Aggressive 2025 I1	Collective Investment Trust	**	243,871
	Flexpath Index Aggressive 2035 I1	Collective Investment Trust	**	689,832
	Flexpath Index Aggressive 2045 I1	Collective Investment Trust	**	699,060
	Flexpath Index Aggressive 2055 I1	Collective Investment Trust	**	605,205
	Flexpath Index Aggressive 2065 I1	Collective Investment Trust	**	589
	Flexpath Index Aggressive Retirement I1	Collective Investment Trust	**	79,978
	Flexpath Index Conservative 2025 I1	Collective Investment Trust	**	257,587
	Flexpath Index Conservative 2035 I1	Collective Investment Trust	**	435,059
	Flexpath Index Conservative 2045 I1	Collective Investment Trust	**	131,624
	Flexpath Index Conservative 2055 I1	Collective Investment Trust	**	11,429
	Flexpath Index Conservative 2065 I1	Collective Investment Trust	**	367
	Flexpath Index Conservative Retirement I1	Collective Investment Trust	**	98,261
	Flexpath Index Moderate 2025 I1	Collective Investment Trust	**	20,983,774
	Flexpath Index Moderate 2035 I1	Collective Investment Trust	**	17,871,082
	Flexpath Index Moderate 2045 I1	Collective Investment Trust	**	10,961,299
	Flexpath Index Moderate 2055 I1	Collective Investment Trust	**	7,160,466
	Flexpath Index Moderate 2065 I1	Collective Investment Trust	**	33,273
	Flexpath Index Moderate Retirement I1	Collective Investment Trust	**	5,647,854
	AB US Large Cap Growth CIT	Collective Investment Trust	**	16,443,313
	Blackrock Equity Index Cl 1	Collective Investment Trust	**	27,485,958
	Blackrock EAFE Index Fund Cl 1	Collective Investment Trust	**	287,071
	Core Plus Bd Fd Fee Cl I1	Collective Investment Trust	**	7,453,115
	Large Cap Value Fund Cl I1	Collective Investment Trust	**	7,583,707
	Small Cap Growth Fund II Cl I1	Collective Investment Trust	**	4,051,344
	Small Cap Value I1	Collective Investment Trust	**	3,178,015
	Putnam Stable Value Fund Fee Cl I1	Collective Investment Trust	**	15,611,008
	WT Emerging Markets Fund Cl I1	Collective Investment Trust	**	2,264,031
				271,262,970
*	Participant Loans	Interest rate range: 4.25% to 8.00% with varying maturity dates	0	4,802,004
				$276,064,974

* A party-in-interest as defined by ERISA.

** Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2023	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ J. Mays Davenport
J. Mays Davenport
Executive Vice President and Director of Corporate Strategy
Prosperity Bancshares, Inc.

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm